SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
[redacted]
CISCO
E
WASHINGTON, D.C.

04012107

January 12, 2004

RECD S.E.C.
JAN 13 2004
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated December 29, 2003 announcing the issue of new shares as part of a capital increase reserved for employees.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 1/14

File No. 82-4517

Paris, 29th December 2003

Issue of new shares as part of a capital increase reserved for employees

Following the end of the employee offer subscription period (November 24 to December 4 2003), AGF increased its capital by issuing new shares on December 29 2003.

The total number of new shares issued, which carry dividend rights from January 1 2003, was 1,214,304. Those subscribing paid a total of €42,840,645 (€35.28 per share). This took the total number of shares in issue to 188,172,639 at December 29 2003. The portion of capital held by employees is now close to 2.2%.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 Micloa@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 Cimatti@agf.fr
Séverine David 33 (0)1 44 86 67 45 Davidse@agf.fr